LOCKTON COMPANIES, LLC
ATTN:    Garrett Johnston
TWO EMBARCADERO CTR#1700
SAN FRANCISCO, CA 94111

INSURED:	SA FUNDS INVESTMENT TRUST

PRODUCT:	DFIBond

POLICY NO:	82341034

TRANSACTION:	RENL

PREMIUM BILL

Insured:	SA FUNDS INVESTMENT TRUST	Date: December 2, 2015

Producer:	LOCKTON COMPANIES, LLC

Company:	FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE:	PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
October 7, 2015	82341034	ICAP Bond Coverage		$ 10,670.00
To
October 7, 2016

15.0% Commission
			TOTAL	$ 10,670.00

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

IMPORTANT POLICYHOLDER INFORMATION

Inquiries concerning your policy should be directed to your insurance agent. The name, address and telephone number of your agent, if one is involved, is shown on the policy and/or in the material accompanying the policy.

If you require additional information you may contact the California Insurance Department at either the following address or phone number:

California Insurance Department 300 South Spring Street Los Angeles, CA 90012 1-800-927-HELP

Form 14-02-1495 (Ed. 1/94)

IMPORTANT NOTICE

The premium shown on this policy or premium statement may be subject to adjustment in accordance with the provisions of California law recently adopted by ballot initiative. You will be informed about any adjustment as soon as the requirements of the law and their effect on your premium can be determined.

Form 99-10-0267 (Ed. 2/98)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents (“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)
Insuring Company:

You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. Beginning in 2016, the Federal share will be reduced by 1% per year until it reaches 80%, where it will remain.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year, the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 03/2015)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 03/2015)

Chubb Group of Insurance Companies	DECLARATIONS
FINANCIAL INSTITUTION INVESTMENT
15 Mountain View Road, Warren, New Jersey 07059	COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):	Bond Number: 82341034

SA FUNDS INVESTMENT TRUST
10 ALMADEN BLVD., 15TH FLOOR	FEDERAL INSURANCE COMPANY
SAN JOSE, CA 95113	Incorporated under the laws of Indiana
a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD: from	12:01 a.m. on	October 7, 2015
	to	12:01 a.m. on	October 7, 2016

ITEM 2.	LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

		SINGLE LOSS	DEDUCTIBLE
INSURING CLAUSE		LIMIT OF LIABILITY	AMOUNT
1.	Employee	$2,500,000	$0
2.	On Premises	$2,500,000	$25,000
3.	In Transit	$2,500,000	$25,000
4.	Forgery or Alteration	$2,500,000	$25,000
5.	Extended Forgery	$2,500,000	$25,000
6.	Counterfeit Money	$2,500,000	$25,000
7.	Threats to Person	$2,500,000	$25,000
8.	Computer System	$2,500,000	$25,000
9.	Voice Initiated Funds
	Transfer Instruction	$2,500,000	$25,000
10.	Uncollectible Items of Deposit	$2,500,000	$25,000
11.	Audit Expense	$250,000	$25,000

ITEM 3.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1 - 6

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Secretary	President

Countersigned by	December 2, 2015
Authorized Representative

ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98)	Page 1 of 1

FEDERAL INSURANCE COMPANY

Endorsement No.:	1

Bond Number:	82341034

NAME OF ASSURED: SA FUNDS INVESTMENT TRUST

CREDIT CARD EXCLUSION ENDORSEMENT

It is agreed that this Bond is amended by adding to Section 2., Exclusions, the following:

l.	loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards whether such cards were issued, or purport to have been issued by the ASSURED or by anyone other than the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on October 7, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 2, 2015	By
Authorized Representative

ICAP Bond
Form 17-02-2486 (Ed. 1-01)

FEDERAL INSURANCE COMPANY

Endorsement No.	2

Bond Number:	82341034

NAME OF ASSURED: SA FUNDS INVESTMENT TRUST

SUB-ADVISER/SUB-ADMINISTRATOR ENDORSEMENT

It is agreed that this Bond is amended by deleting paragraph (9), in its entirety, from the Definition of Employee and substituting the following:

(9)	any partner, officer or employee of an investment adviser, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, sub-advisor or sub-administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

This Endorsement applies to loss discovered after 12:01 a.m. on October 7, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 2, 2015	By
Authorized Representative

ICAP Bond
Form 17-02-1255 (Rev. 5-98)

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: October 7, 2015	FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 3

To be attached to and
form a part of Policy No. 82341034

Issued to: SA FUNDS INVESTMENT TRUST

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-9228 (2/2010)	Page 1

FEDERAL INSURANCE COMPANY

Endorsement No.:	4

Bond Number:	82341034

NAME OF ASSURED: SA FUNDS INVESTMENT TRUST

SPECIFIC ENTITY EXCLUSION ENDORSEMENT

It is agreed that this Bond does not directly or indirectly cover loss sustained by Loring Ward Securities, Inc. or loss resulting from dishonest acts of any employee of Loring Ward Securities, Inc..

This Endorsement applies to loss discovered after 12:01 a.m. on October 7, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 2, 2015	By
Authorized Representative

General Use
Form 17-02-6275 (Ed. 8-04)

FEDERAL INSURANCE COMPANY

Endorsement No.: 5

Bond Number: 82341162

NAME OF ASSURED: SA FUNDS INVESTMENT TRUST

NON-CUMULATIVE ENDORSEMENT

It is agreed that in the event of a loss covered under this Bond and also covered under FEDERAL INSURANCE COMPANY'S BOND No. 82341162 issued to LORING WARD GROUP, INC., the SINGLE LOSS LIMIT OF LIABILITY under this Bond shall be reduced by any payment under BOND No. 82341162 and only the remainder, if any, shall be applicable to such loss hereunder.

Name and Address of Assured:
SA FUNDS INVESTMENT TRUST
10 ALMADEN BLVD., 15TH FLOOR
SAN JOSE, CA 95113

Signature of Assured’s Representative

Position/Title

Date

This Endorsement applies to loss discovered after 12:01 a.m. on October 7, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 2, 2015	By
Authorized Representative

ICAP Bond
Form 17-02-0955 (Rev. 1-97)

		ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: October 7, 2015	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	6

	To be attached to and
	form a part of Bond No.	82341034

Issued to: SA FUNDS INVESTMENT TRUST

PRO RATA CANCELLATION ENDORSEMENT

In consideration of the premium charged, it is agreed that, notwithstanding anything to the contrary in the policy or any endorsements thereto, in the event that this policy is cancelled, any premium refund due to the insured shall be computed on a pro rata basis. However, the refund may be less than pro rata if the insurer has made a loan to the insured for the purpose of payment of premiums for this policy.

The cancellation will be effective even if a refund has not been made or offered.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

14-02-19726 (01/2013)	Page 1

Officer’s Certificate

I, Marcy Tsagarakis, Secretary of SA Funds-Investment Trust (the “Trust”), hereby certify that the following resolutions were adopted unanimously by the Board of Trustees (the “Board”) of the Trust, such Board consisting entirely of trustees who are not “interested persons” of the Trust, as such term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”), at a meeting duly called and held on September 16, 2015, at which a quorum was present and acting throughout:

Whereas: The Trust’s current fidelity bond issued by Federal Insurance Company (a part of the Chubb Group of Insurance Companies) (“Chubb”) (the “Bond”) is scheduled to expire on October 7, 2015; and

Whereas: The Independent Trustees have given due consideration to all information deemed reasonably relevant, necessary or appropriate by them regarding fidelity insurance coverage in the form of the Bond for the Trust issued by Federal Insurance Company or affiliates thereof, including, among other things: (i) the value of the aggregate assets of the Trust to which any covered person (as defined in Rule 17g-1(a) under the 1940 Act) and may access, (ii) the type and terms of the arrangements made for the custody and safekeeping of such assets, (iii) the nature of the securities in the Trust’s investment portfolios, (iv) the number of other parties named as insured under the Bond, (v) the nature of the business activities of the other parties to the Bond, (vi) the amount of the Bond and the premium for such Bond, (vii) the ratable allocation of the premium among the parties named as insureds, and (viii) the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had procured and maintained a single insured bond.

Now, Therefore, Be It:

Resolved: That the Board finds that the coverage provided by the Bond is reasonable and adequate to protect the Trust against larceny or embezzlement by any covered persons and approves the amount, type, form and coverage of the Bond and naming as the insured party the Trust in the amount of $2,500,000 for the period from October 7, 2015 through October 7, 2016; and further

Resolved: That the Board hereby determines that the premium of $10,670 for the Bond is fair and reasonable and that the premium be, and it hereby is, approved; and further

Resolved: That pursuant to Rule 17g-1 under the 1940 Act, the Board finds that the participation of the Trust in the Bond and payment by the Trust for such Bond is in the best interests of the Trust, and is hereby approved by the Board; and further

Resolved: That the Secretary of the Trust shall file, or cause to be filed, a copy of the Bond, any necessary exhibits, and appropriate notices with the SEC in accordance with Rule 17g-1(g) under the 1940 Act; and further

Resolved: That the officers of the Trust be, and each hereby is, authorized and directed to execute such documents, with such modifications as the officers, on advice of counsel, shall deem appropriate consistent with the purposes and intent of the Board, to make any and all payments, and to take such actions as may be necessary or appropriate to carry out the purposes and intent of the preceding resolutions, the execution and delivery of such documents or taking of such actions to be conclusive evidence of the Board’s approval, and that all actions previously taken by the officers of the Trust in connection with the Bond be, and they hereby are, ratified, confirmed and approved in all respects.

/s/. Marcy Tsagarakis
Marcy Tsagarakis
Secretary

Dated: December 9, 2015